Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(Dollars in Millions)	Nine Months Ended September 30, 2005

Income before provision for income taxes	$ 8,237
Minority interest	2,090
Equity in earnings of unconsolidated businesses	(555)
Dividends from unconsolidated businesses	1,264
Interest expense	1,640
Portion of rent expense representing interest	395
Amortization of capitalized interest	80

Income, as adjusted	$ 13,151

Fixed charges:
Interest expense	$ 1,640
Portion of rent expense representing interest	395
Capitalized interest	263
Preferred stock dividend requirement	6

Fixed charges	$ 2,304

Ratio of earnings to fixed charges	5.71